SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



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                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Reports Second Quarter 2008 Results dated August 15, 2008.




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                                                                          ITEM 1


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Press Release                                   Source: TAT Technologies Limited

TAT Technologies Reports Second Quarter 2008 Results

Friday August 15, 1:21 pm ET

GEDERA, Israel, Aug. 15 /PRNewswire-FirstCall/ -- TAT Technologies Limited (Nasdaq: TATTF - News), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories mainly in aircraft, reported today net income of $1,404,143 on revenues of $23,199,622 for the three months ended June 30, 2008 compared to net income of $1,923,020 on revenues of $23,064,471 for the three months ended June 30, 2007.

For the six months ended June 30, 2008 the Company reports net income of $2,903,101 derived from revenues of $45,442,969 compared to net income of $4,508,262 and revenues of $48,091,458 for the same period ended June 30, 2007.

The Company's $23,199,622 revenues for the three months ended June 30, 2008 are slightly higher compared to the $23,064,071 revenues for the three months ended June 30, 2007.

The 27% decrease in net income to $1,404,143 for the three months ended June 30, 2008 from $1,923,020 in net income for the three months ended June 30, 2007 was caused by: (i) the decrease in the net profit of our main subsidiary, Limco-Piedmont, from $1,565,000 last year (fully owned) to $624,000 this year (for our 62% ownership) which is due in part to an adjustment to inventory and a decrease in revenues which was primarily attributable to slower than anticipated parts sales which was offset by growth in MRO revenues, and (ii) a one time compensation charge of $460,000 arising from the previously announced retirement of certain managers. The quarterly results also reflect the positive addition to our net profit for the quarter of $434,000 of net income attributable to our new 37% owned subsidiary, Bental Industries Ltd.

About TAT Technologies Ltd.

TAT Technologies is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition, the Company manufactures aircraft accessories and systems such as pumps, valves, power systems and turbines, and overhauls aircraft auxiliary power units (APUs), landing gear and propellers.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


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                            TAT TECHNOLOGIES LTD.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                     (Amounts in thousands U.S. dollars)
                                 (Unaudited)

                                    Three months ended      Six months ended
                                        June 30,                 June 30,
                                   2007         2008         2007       2008
    Revenues                      23,064       23,200       48,091     45,443
    Gross profit                   7,300        4,934       13,901     10,775
    Income from operations
     before income taxes           3,197        1,379        6,271      3,650
    Income taxes                   1,274          168        1,763        557
    Minority interest                 --          240           --        624
    Net income                     1,923        1,404        4,508      2,903
    Basic income per share          0.29         0.21          0.7       0.44
    Diluted income per share        0.29         0.21         0.69       0.44
    Weighed average number of  6,542,671    6,542,671    6,403,782  6,542,671
     basic shares outstanding
    Weighed average number
     of diluted shares
     outstanding               6,558,689    6,596,116    6,516,413  6,596,116








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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                (Registrant)



                                            By: /s/Shmuel Fledel
                                                ----------------
                                                Shmuel Fledel
                                                Chief Executive Officer


Date: August 15, 2008